SEC
Mail Processing
Section

SEP 13 2012

Washington DC
405



SECURITIES AND EXCHANGE COMMISSION

12062597

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bruce A. Lefavi Securities INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 Foothill Drive #100
(No. and Street)

Salt Lake City (City) UT (State) 84109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle France 801-924-2245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 South Rio Grande St #200 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RA 9/21

OATH OR AFFIRMATION

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mantyla McReynolds LLC, as of September 12, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public
MICHELLE DAWN FRANCE
Commission #603561
My Commission Expires
December 10, 2014
State of Utah

Signature

President
Title

Michelle D. France
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mantyla McREYNOLDS LLC

Certified Public Accountants


CPA
America counts on CPAs™

To the Members of Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Bruce A. Lefavi Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Bruce A. Lefavi Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bruce A. Lefavi Securities, Inc.'s management is responsible for the Bruce A. Lefavi Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, which included examining copies of the two checks totaling the balance due noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
September 11, 2012

BRUCE A. LEFAVI SECURITIES, INC.

Independent Auditors' Report
and
Financial Statements

For The Year Ended June 30, 2012

CRD # 10684

BRUCE A. LEFAVI SECURITIES, INC.

Table of Contents

Mantyla MCREYNOLDS LLC

Certified Public Accountants

CPA

America counts on CPAs™

Independent Auditors' Report

Board of Directors and Stockholder
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. [a Utah corporation] as of June 30, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bruce A. Lefavi Securities, Inc. at June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules required by rule 17a-5 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
September 11, 2012
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

BRUCE A. LEFAVI SECURITIES, INC.
Statement of Financial Condition
June 30, 2012

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	47,758
Commissions receivable		194,607
Prepaid expenses		21,507
Related party receivable		411,588
Marketable securities		13,602
Other current assets		15,079
Total Current Assets		704,141
Related party notes receivable		195,173
Total Assets	**$**	**899,314**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	9,807
Commissions payable		2,125
Income taxes payable		2,454
Deferred tax liability		1,076
Total Current Liabilities		15,462
Total Liabilities		**15,462**
Stockholder's Equity		
Common stock, $1 par value, 50,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid in capital		21,208
Retained earnings		857,644
Total Stockholder's Equity		**883,852**
Total Liabilities and Stockholder's Equity	**$**	**899,314**

See accompanying notes to financial statements

BRUCE A. LEFAVI SECURITIES, INC.
Statement of Operations
For the Year Ended June 30, 2012

Revenues:		
Commissions	$	3,198,142
Interest and dividends		8,092
Net securities gains (losses)		(1,578)
Gain on sale of fixed asset		3,700
Total Revenue		3,208,356
Expenses		
Professional services - related party		2,521,235
Professional services		8,543
Floor brokerage, exchange, and clearance fees		507,829
Other expenses		38,053
Total Expenses		3,075,660
Net Income from Operations		132,696
Net Income Before Income Taxes		132,696
Income tax provision (benefit)		38,297
Net Income	$	94,399

See accompanying notes to financial statements

BRUCE A. LEFAVI SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2012

	Common				
	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2011	5,000	$ 5,000	$ 21,208	$ 763,245	$ 789,453
Net income for the year ended June 30, 2012				94,399	94,399
Balance, June 30, 2012	5,000	$ 5,000	$ 21,208	$ 857,644	$ 883,852

See accompanying notes to financial statements

BRUCE A. LEFAVI SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash Flows From Operating Activities		
Net Income	$	94,399
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Deferred taxes		5,492
Gain on sale of fixed assets		(3,700)
Unrealized securities loss		1,578
(Increase) decrease in commissions receivable		314,087
(Increase) decrease in other receivables		(79)
(Increase) decrease in prepaid expenses		(6,525)
Increase (decrease) in accounts payable		852
Increase (decrease) in service contract payable		(32,175)
Increase (decrease) in commissions payable		(72,935)
Increase (decrease) in accrued liabilities		(14,913)
Net Cash from Operating Activities		286,081
Cash Flows From Investing Activities		
Payments for amounts due from related parties		(411,588)
Proceeds from amounts due from related parties		29,408
Proceeds from sale of property and equipment		3,700
Net Cash From Investing Activities		(378,480)
Net (Decrease) in Cash		(92,399)
Beginning Cash Balance		140,157
Ending Cash Balance	$	47,758
Supplemental Disclosures:		
Cash paid for income taxes	$	30,364
Cash paid for interest	$	-

See accompanying notes to financial statements

BRUCE A. LEFAVI SECURITIES, INC.
Notes to Financial Statements
For the Year Ended June 30, 2012

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background
Bruce A. Lefavi Securities, Inc. (the Company) was incorporated under the laws of the State of Utah on November 12, 1980. The Company was organized as a securities broker and dealer on January 8, 1982. The Company is located in Salt Lake City, Utah, and is registered as a securities broker/dealer with the Securities Exchange Commission. The Company is also a member of FINRA. Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies. The Company, therefore, does not handle customer funds or securities.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Commissions Revenue
Transactions and related income and expense are recorded on a trade date, which is the day each transaction is executed.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company considers cash to comprise of cash, checking and money market accounts with original maturities of 90 days or less.

Marketable Securities
Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quote price of each individual security.

Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company

receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Commissions Receivable

Commissions receivable are recorded when transactions are executed. Commissions receivable are written off when they are determined to be uncollectible. The Company has determined that no allowance for doubtful accounts is necessary at June 30, 2012. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended June 30, 2012.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through September 11, 2012, which is the date the financial statements were available to be issued.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

BRUCE A. LEFAVI SECURITIES, INC.
Notes to Financial Statements
For the Year Ended June 30, 2012

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operations, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE 2 MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Equity Securities	$ 13,602
Total Marketable securities	$ 13,602

The unrealized holding gain on trading securities has decreased by $1,578 during the year ending June 30, 2012 to be $4,302. This decrease has been included in current earnings.

NOTE 3 PROPERTY AND EQUIPMENT

During the year ended June 30, 2012, the Company sold all of its property and equipment for $3,700, resulting in a gain of $3,700.

BRUCE A. LEFAVI SECURITIES, INC.
Notes to Financial Statements
For the Year Ended June 30, 2012

NOTE 4 INCOME TAXES

The provision for income taxes consists of the following:

Current taxes	$ 32,805
Deferred taxes	5,492
	$ 38,297

The 2012 net deferred tax accounts include the following amounts of deferred tax liabilities:

Deferred Tax Liablitiy	Taxable Amount	Rate	Deferred Tax Liability
Unrealized Gains on Securities	$ 4,302	25%	$ 1,076

The deferred tax liability results from unrealized gains on securities as of June 30, 2012.

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (25%) and the Company's income tax expense is shown in the following table:

Estimated income tax expense	
Expected provision [taxes on federal income before taxes]	$ 33,174
Non-deductible Expenses	-
State Tax	6,635
Effect of Graduated Rates	(1,512)
Total Actual Provision (benefit)	$ 38,297

Uncertain Tax Positions

The Company has evaluated its tax positions and did not identify any material uncertain tax positions.

All years prior to 2010 are closed by expiration of the statute of limitations. The years ended June 30, 2010, 2011 and 2012 are open for examination.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has entered into a professional services agreement with a Utah corporation of which the stockholder is also the stockholder of the Company. These services include accounting, regulatory, maintenance, advertising, research, equipment and office rental, etc. This agreement requires the Company to pay 95% of their income to the related party. The Company expensed $2,521,235 for services rendered for the year ended June 30, 2012. As of June 30, 2012, the Company is owed $411,588 for payments in excess of the service contract amounts.

Due From Related Party
The Company has a note receivable from a party sharing common ownership. The note bears interest at 3.75% and payments of principal and interest are due quarterly. The balance at June 30, 2012 is $166,874 and the note matures on December 31, 2023.

Due From Stockholder
The Company has a note receivable from the stockholder with interest at 3.75% and payments of principal and interest due quarterly. The balance at June 30, 2012 is $28,299 and the note matures on December 31, 2013.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $200,940 which was $195,940 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to l.

NOTE 7 FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2012:

		Fair Value Measurements Using:		
Description	Total Fair Value at June 30, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 13,602	$ 13,602	$ -	$ -

BRUCE A. LEFAVI SECURITIES, INC.
Supporting Schedules
June 30, 2012

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and results of operations in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

BRUCE A. LEFAVI SECURITIES, INC.
Computation of Net Capital
For the Year Ended June 30, 2012

Net Capital		
Total shareholder's equity	$	883,852
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(21,507)
Other Assets		(659,365)
Net capital before haircuts on securities positions		202,980
Haircuts on securities		
Trading and investment securities		(2,040)
Net capital		200,940
Aggregate indebtedness		
Items included in statement of financial condition:		
Account payable and commissions payable		15,462
Total aggregate indebtedness		15,462
Computation of basic net capital requirement		
Minimum net capital required	$	1,031
Minimum net capital requirement		1,031
Net capital requirement (statutory)		5,000
Excess net capital	$	195,940
Excess net capital at 1500%	$	198,620
Excess net capital at 1000%	$	199,394
Ratio: Aggregate indebtedness to net capital		.08 to 1

BRUCE A. LEFAVI SECURITIES, INC.
Reconciliation of Net Capital per FOCUS Report Filed and Audited Financial Statements
For the Year Ended June 30, 2012

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 204,470
Decrease in reported nonallowable assets relating to audit adjustments for prepaid expenses and deferred tax accruals	33,268
Decrease in shareholder's equity due to audit adjustmnets for income taxes and expense accruals	(36,798)
Net Capital per the preceding	$ 200,940

BRUCE A. LEFAVI SECURITIES, INC.
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended June 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

BRUCE A. LEFAVI SECURITIES, INC.
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
For the Year Ended June 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

Mantyla MCREYNOLDS LLC

Certified Public Accountants

CPA

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Bruce A. Lefavi Securities, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Bruce A. Lefavi Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
September 11, 2012
Salt Lake City, Utah